Exhibit 12.1

INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
(Dollars in Millions)	Sep 30, 2017	Oct 1, 2016
Earnings[1]	$14,557	$8,557
Adjustments:
Add - Fixed charges	733	686
Subtract - Capitalized interest	(212)	(82)
Earnings and fixed charges (net of capitalized interest)	$15,078	$9,161

Fixed charges:
Interest[2]	$493	$575
Capitalized interest	212	82
Estimated interest component of rental expense	28	29
Total	$733	$686

Ratio of earnings before taxes and fixed charges, to fixed charges	21x	13x

1 After adjustments required by Item 503(d) of Regulation S-K.
2 Interest within provision for taxes on the consolidated condensed statements of income is not included.